SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              _____________________

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                 PARTSBASE, INC.
                               -------------------
                              (Name of the Issuer)

                                 PARTSBASE, INC.
                             ROBERT A. HAMMOND, JR.
                                 HAMMOND I, INC.
                            HAMMOND ACQUISITION CORP.
                       ------------------------------------
                      (Name of Person (s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   70214P 109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

      Robert A. Hammond, Jr.
    CEO of Hammond I, Inc. and                             Mark J. Weicher
    Hammond Acquisition Corp.                          CFO of PartsBase, Inc.
       905 Clint Moore Road                             905 Clint Moore Road
   Boca Raton, Florida 33487                         Boca Raton, Florida 33487
         (561) 953-0700                                   (561) 953-0700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

      Charles J. Rennert, Esq.              |              Joel Mayersohn
  Berman Rennert Vogel & Mandler, P.A.      |            Adorno & Yoss, P.A.
       100 SE Second Street                 |          200 East Las Olas Blvd.
           Suite 3500                       |                Suite 1700
      Miami, Florida 33131                  |      Ft. Lauderdale, Florida 33301
           (305) 577-4171                   |               (954) 763-1200



This statement is filed in connection with (check the appropriate box):
a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

     Transaction Valuation*            Amount of Filing Fee**
     ----------------------            ----------------------
           $7,542,153                          $1,507

---------------
     * Based upon (a) the product of 5,022,302 shares of common stock and the merger consideration of $1.50 per share, or $7,533,453, and (b) the product of of the options to purchase 10,000 shares of common stock and the merger consideration of $1.50 per share, less the applicable exercise price per share, or $8,700.
   ** The filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

   [X] Check the box if any part of the fee is offset as  provided by Exchange
       Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,507
         Form or Registration No.:  Schedule 14A
         Filing Party:              PartsBase, Inc.
         Date Filed:                January 21, 2003


     Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of PartsBase, Inc. by Hammond I, Inc.; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3")is being filed with the Securities and Exchange Commission (the "Commission") by PartsBase, Inc., a Delaware corporation ("PRTS"), Hammond I, Inc., a Florida corporation ("Hammond I"), Robert A. Hammond, Jr., and Hammond Acquisition Corp., a Delaware corporation ("HAC"). Each of PRTS, Hammond I, HAC and Mr. Hammond are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Hammond I, HAC, Mr. Hammond, R. Hammond, L.P. and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Hammond I, HAC, or Mr. Hammond, is referred to as the "Acquisition Group".

     Pursuant to an Agreement and Plan of Merger dated as of August 26, 2002 (the "Merger Agreement"), by and among Mr. Hammond, Hammond I, HAC and PRTS, HAC will merge into PRTS (the "Merger"). As a result of the Merger, each outstanding share of PRTS common stock, par value $0.001 per share, will be cancelled and converted into the right to receive $1.50 in cash, other than any outstanding shares of common stock held by stockholders who perfect their appraisal rights under Delaware law or any outstanding shares of common stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, PRTS will be a privately held corporation, 100% of which will be beneficially owned by Mr. Hammond.

     Concurrently with the filing of this Schedule 13E-3, PRTS is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the PRTS board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.


ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER


ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

      (a) Name and Address of the Subject Company. PRTS is the subject company. The information set forth in the Proxy Statement under the caption "THE PARTIES TO THE MERGER" is incorporated herein by reference.

      (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          THE SPECIAL  MEETING - RECORD  Date, Outstanding Voting Securities and
                                   Voting Rights
          THE SPECIAL MEETING - Required Votes
          MARKETS AND MARKET PRICE
          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "MARKETS AND MARKET PRICE" is incorporated herein by reference.

      (d) Dividends.  The information set forth in the Proxy Statement under the
          caption   "MARKETS  AND  MARKET  PRICE"  is  incorporated   herein  by
          reference.

      (e) Prior Public Offerings. On March 22, 2000, PRTS completed its Initial Public Offering ("IPO"), whereby it sold 3,500,000 shares of its common stock at an offering price of $13.00 per share. Proceeds before expenses to PRTS amounted to $42,315,000. As part of the IPO, Convertible Notes Payable of PRTS aggregating $962,500 and 855,000 outstanding shares of preferred stock were converted to 481,250 and 855,000 shares, respectively, of common stock.

      (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-Certain Effects of the Merger" is incorporated herein by reference.


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

      (a)-(c) Name and Address of Filing Persons; Business and Background of Entities and Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          THE PARTIES TO THE MERGER
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Directors and Executive Officers of PRTS. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of PRTS. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number are 905 Clint Moore Road, Boca Raton, Florida 33487, (561) 953-0700.

                            Present Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
---------------------       ----------------------------------------------------
Robert A. Hammond, Jr.      Mr.  Hammond  has served as PRTS'  President,  Chief
                            Executive Officer, Chairman, Secretary and Treasurer since PRTS' incorporation in April 1999. In April
                            1996, Mr. Hammond founded PRTS' predecessor as a division of Aviation Laboratories, Inc., a company for which he also served as Chief Executive Officer from its inception in August 1985. From August 1985 until June 1999, Mr. Hammond was the Chief Executive
                            Officer and Chairman of Great Pines Water Company, a publicly traded bottled water company that was sold to Suntory Bottled Water Group in June 1999. Mr.
                            Hammond  is the  Chairman  of the  Board  and  Chief
                            Executive  Officer of Hammond I, Inc.,  and  Hammond
                            Acquisition Corp., positions he has held since the formation of the corporations in May 2002.

Mark J. Weicher             Mr.  Weicher  has  served as PRTS'  Chief  Financial
                            Officer  since  August 2001 and joined PRTS in March
                            2001. From September 2000 through February 2001, Mr.
                            Weicher   served   as   an   independent    business
                            consultant.  From February 1999 through August 2000,
                            Mr.  Weicher  served as Chief  Financial  Officer of
                            Site2shop.com, Inc., a multimedia company engaged in
                            marketing    various   consumer   products   through
                            self-produced   television  programs,  print  media,
                            internet and television programs. Mr. Weicher served
                            as  Chief  Financial   Officer  of  Computer  Access
                            International,   Inc.,  a  refurbisher  of  computer
                            equipment,  from January 1997 through  January 1999.
                            Mr. Weicher is a Certified Public Accountant and received his Bachelor of Science in accounting from Brooklyn College.

Brian Tolley                Mr. Tolley joined PRTS as Chief Information  Officer
                            in September 2000. Prior to joining PRTS, Mr. Tolley
                            served as the Vice President of Advanced  Technology
                            for  Precision  Response   Corporation,   a  company
                            engaged in providing  telephone  and internet  based
                            customer  service  and  marketing   services  on  an
                            outsourced basis to large corporations. Prior to his
                            tenure  with  Precision  Response  Corporation,  Mr.
                            Tolley   served   as  the   Director   of   Software
                            Development for Mortgage Banking System, Inc.

     Directors and Executive Officers of Hammond I and HAC. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of the sole director and executive officer of Hammond I and HAC. Such person identified below is a United States citizen, and his principal address and telephone number are 905 Clint Moore Road, Boca Raton, Florida 33487, (561) 953-0700.

                            Present Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
---------------------       ----------------------------------------------------
Robert A. Hammond, Jr.      Chairman  of  the  Board  of  Directors   and  Chief
                            Executive Officer. See description under PRTS above.


     None of the persons specified in Item 1003(b)-(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, no person specified in Item 1003(b)-(c) of Regulation M-A was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

      (a) Material Terms.

          (1) Tender Offers. Not Applicable.

          (2)Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

               SUMMARY TERM SHEET
               QUESTIONS AND ANSWERS ABOUT THE MERGER
               SUMMARY
               THE SPECIAL MEETING
               SPECIAL FACTORS
               THE MERGER AGREEMENT
               Appendix A - The Agreement and Plan of Merger, dated as of August 26, 2002, by and between PartsBase, Inc., Hammond I, Inc., Hammond Acquisition Corp. and Robert A. Hammond, Jr.




      (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SPECIAL FACTORS - Financing of the Merger
          SPECIAL FACTORS - Fees and Expenses of the Merger;
          THE MERGER AGREEMENT - Conversion of Securities

      (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - Appraisal Rights
          THE SPECIAL MEETING
          SPECIAL FACTORS - Appraisal Rights

      (e) Provisions For Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons, or to obtain counsel or appraisal services at the expense of the Filing Persons.

      (f) Eligibility  for Listing or Trading.  Not applicable.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS REGULATION M-A ITEM 1005

      (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SUMMARY - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-Background of the Merger" is incorporated herein by reference.

      (d) Conflicts of Interest. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SUMMARY - Interests of Certain Persons in the Merger
          THE PARTIES TO THE MERGER
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (e) Agreements Involving The Subject Company's Securities. Not applicable.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

      (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL MEETING
          SPECIAL FACTORS - Purpose and Structure of the Merger
          THE MERGER AGREEMENT - Generally

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          THE SPECIAL MEETING - Matters to be Considered at the Special Meeting SPECIAL FACTORS - Certain Effects of the Merger
          THE MERGER AGREEMENT

      (c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger THE MERGER AGREEMENT


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

      (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger

      (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger

      (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor

      (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences


ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014

     Each of the filing persons believes that the merger and its terms, as proposed, are fair to the stockholders of PRTS (other than the Acquisition Group).

      (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL MEETING - Record Date, Outstanding  Voting Securities and
                                  Voting Rights
          THE SPECIAL MEETING - Required Votes
          THE MERGER AGREEMENT - Conditions
          THE MERGER AGREEMENT - Termination of the Merger Agreement

     The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Rather, the transaction is structured to require: (i) the approval by the affirmative vote of at least a majority of the outstanding shares of PRTS common stock, and (ii) that a majority of shares not held or voted by the Acquisition Group do not vote against the transaction.


      (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger


      (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-1 ITEM 1015

      (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      See the following exhibits to this Schedule 13E-3:

          Exhibit(c)(2) - Report of vFinance Investments, Inc.  dated August 26,
                           2002, prepared by vFinance Investments, Inc.
                           (previously filed)
..
          Exhibit(c)(3) - Report of  vFinance Investments, Inc.  dated August 2,
                           2002, Regarding Portal Value   prepared  by  vFinance
                           Investments,  Inc. included herein.
          Exhibit(c)(4) - Report of vFinance Investments, Inc.  dated June  24,
                           2002, prepared by vFinance Investments, Inc.
                           (previously filed).

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      See the following exhibits to this Schedule 13E-3:

          Exhibit(c)(2) - Report of vFinance Investments, Inc.  dated August 26,
                           2002, prepared by vFinance Investments, Inc.
                           (previously filed).
          Exhibit(c)(3) - Report of  vFinance Investments, Inc.  dated August 2,
                           2002, Regarding Portal Value prepared by vFinance Investments, Inc. included herein.

      (c) Availability  of  Documents.  The  information  set forth in the Proxy
          Statement  under  the  caption  "WHERE   STOCKHOLDERS  CAN  FIND  MORE
          INFORMATION" is incorporated herein by reference.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-1 ITEM 1007

      (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - Financing of the Merger
          THE SPECIAL MEETING - Expenses of Proxy Solicitation
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SPECIAL FACTORS - Financing of the Merger
          SPECIAL FACTORS - Fees and Expenses of the Merger

     Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-1 ITEM 1008

      (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "COMMON STOCK PURCHASES" is incorporated herein by reference.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

      (d) Intent  To  Tender  Or  Vote  In  A  Going-Private  Transaction.   The
          information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL  MEETING - Record  Date, Outstanding Voting Securities and
                                 Voting Rights

      (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL  MEETING - Record  Date, Outstanding Voting Securities and
                                 Voting Rights


ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010

      (a) Financial Information. The information contained in the Consolidated Financial Statements included in PRTS' Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SELECTED FINANCIAL INFORMATION
          WHERE YOU CAN FIND MORE INFORMATION
          APPENDIX D -Annual Report on Form 10-K for the Year Ended December 31,
                      2001
          APPENDIX E -Quarterly  Report on  Form 10-Q for  the Quarterly  Period
                      Ended September 30, 2002

      (b) Pro Forma Information. Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

      (a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          THE SPECIAL MEETING - Expenses of Proxy Solicitation
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor SPECIAL FACTORS - Interests of Certain Persons in the Merger
          Appendix B - Opinion and Consent of vFinance Investments, Inc.

ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

      (a) Other Material Information. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.


ITEM 16.      EXHIBITS.
REGULATION M-A ITEM 1016

Exhibit No.       Description
-----------       --------------------------------------------------------------
(a)(1)            Definitive  Proxy  Statement  filed  with the  Securities and
                  Exchange Commission on January 21, 2003 (incorporated herein by reference to the Proxy Statement).

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy
                  Statement (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated August 26, 2002 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K
                  filed   by  PartsBase,  Inc.  on  August 29, 2002,  File  No.
                  000-29727).

(c)(1) Opinion and Consent of vFinance Investments, Inc. dated August 26, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2) Report of vFinance Investments, Inc., dated August 26, 2002, prepared by vFinance Investments, Inc. (previously filed).

(c)(3)            Report of   vFinance Investments, Inc., dated August 2,  2002,
                  Regarding Portal Value   prepared  by  vFinance   Investments,
                  Inc. included herein.

(c)(4) Report of vFinance Investments, Inc., dated June 24, 2002, prepared by vFinance Investments, Inc. (previously filed).

(d) Agreement and Plan of Merger dated as of August 26, 2002 by and between PartsBase, Inc., Hammond I, Inc., Hammond Acquisition Corp. and Robert A. Hammond, Jr. (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)               Section   262  of   the  Delaware   General  Corporation  Law
                  (incorporated herein by reference to Appendix C to the Proxy Statement).

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003

                                             PARTSBASE, INC.


                                    By:      /s/Mark J. Weicher
                                             ------------------
                                    Name:     Mark J. Weicher
                                    Title:   Chief Financial Officer



                                             HAMMOND I, INC.


                                    By:      /s/Robert A. Hammond, Jr.
                                             -------------------------
                                    Name:    Robert A. Hammond, Jr.
                                    Title:   Chief Executive Officer


                                             HAMMOND ACQUISITION CORP.


                                    By:      Robert A. Hammond, Jr.
                                             ----------------------
                                    Name:    Robert A. Hammond, Jr.
                                    Title:   Chief Executive Officer



                                             ROBERT A. HAMMOND, JR.


                                             /s/Robert A. Hammond, Jr.
                                             -------------------------
                                                Robert A. Hammond, Jr.

    Report of vFinance Investment, Inc. dated August 2, 2002 Regarding Portal
                  Value Prepared by vFinance Investments, Inc.

                                Exhibit (c) (3)


PartsBase, Inc.

Valuation: Portal Sale Scenarios
As of August 2, 2002
(Amounts in thousands except per share data or where noted)

1.) Balance Sheet Assets related Portal

                                                               Amended
                                               6/30/2002      6/30/2002
                                               ---------     ----------
Current Assets
Cash                                           $22,821          $    0 *
A/R                                                393             393
Prepaid Exp.                                       314             314
                                                ------
Total Current Assets                           $23,528

P,P&E                                            2,002           2,002
CD - Restricted Cash                               660             660
Other                                               38              38
                                                ------           -----
Total Assets                                   $26,228          $3,407

---------------------------------
* Reflects offseting amounts of $2,207 of cash and $2,207 in deferred revenues. ** Balance sheet cash as of 6/30/02 less deferred revenue. Actual cash may be less.

Sale of Portal "Hard Assets", reflecting a going concern, not liquidation
yields a price of :                   $0.24 per share

Remaining cash **                     $1.47
                                       ----
Totals                                $1.71 per share

2a.) Subscription based Valuation,
       Trailing twelve (12) months



                               Deferred               Earned         Written Off
                               --------              --------        -----------
           Jul-01               349,440               303,014            20,256
           Aug-01               508,982               295,017            42,165
           Sep-01               316,480               370,645            41,754
           Oct-01               392,432               348,464            59,385
           Nov-01               360,479               375,374            84,192
           Dec-01               491,280               372,689            27,601
           Jan-02               482,945               389,827                 -
           Feb-02               389,748               402,885            23,811
           Mar-02               403,497               382,515            13,989
           Apr-02               276,278               371,084            25,933
           May-02               424,864               362,413            23,119
           Jun-02               344,945               365,801            10,183
                              ---------             ---------           -------
           Totals             4,741,370             4,339,728           372,388

Based on a range of $4,339,728 at low end (Earned amount)versus $4,368,982 at high end (Deferred less Written Off), Portal should be valued at:
          Low         $0.31 per share
          High        $0.31 per share


2b.) Subscription based Valuation,
       Forecasted

                   1/02 - 6/02        1/02 - 6/02      1/02 - 6/02
                     Average            Average          Average
                    Deferred            Earned         Written Off
                   -----------        -----------     ------------
Per month           387,046             379,087           16,182


Annualized        4,644,554           4,549,050          194,190


Based on a range of $4,450,364 at low end (Deferred less Write Off) versus $4,549,050 at high end (Earned amount), Portal should be valued at:
          Low         $0.32 per share
          High        $0.33 per share

----------------------------------------------------------
Shares Outstanding used in all calculations is 13,977,920.

Forecasted Amount is the average monthly times 12 months.